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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-111891

Koppers Inc.

(Exact name of registrant as specified in its charter)

436 Seventh Avenue

Pittsburgh, Pennsylvania 15219

(412) 227-2001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Table of Additional Registrants

9-7/8% Senior Secured Notes due 2013 (and guarantees related thereto)

(Title of each class of securities covered by this Form)

For co-registrants on Form S-3, File Nos. 333-160399-1 through-22, the securities registered thereby

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     0

Table of Co-Registrants

Exact Name as Specified in their Charters	Commission File Number
World-Wide Ventures Corporation	333-111891-10
Koppers Concrete Products, Inc.	333-111891-11
Concrete Partners, Inc.	333-111891-12
Koppers Delaware, Inc.	333-111891-02
Koppers Australia Holding Company Pty Ltd	333-111891-08
Koppers Australia Pty Ltd	333-111891-03

Koppers Carbon Materials & Chemicals Pty Ltd	333-111891-07
Koppers Shipping Pty Ltd.	333-111891-05

Koppers Wood Products Pty Ltd	333-111891-06
Continental Carbon Australia Pty Ltd	333-111891-04

The address and telephone number of the principal executive offices of Koppers Inc., Koppers Concrete Products, Inc., and Concrete Partners, Inc. is 436 Seventh Avenue, Pittsburgh, Pennsylvania 15219, (412) 227-2001.

The address and telephone number of the principal executive offices of World-Wide Ventures Corporation and Koppers Delaware, Inc. is 501 Silverside Road, Suite 67, Wilmington, Delaware 19809, (302) 798-0294.

The address and telephone number of the principal executive offices of Koppers Australia Holding Company Pty Ltd., Koppers Australia Pty Ltd., Koppers Carbon Materials & Chemicals Pty Ltd., Koppers Shipping Pty Ltd., Koppers Wood Products Pty Ltd. and Continental Carbon Australia Pty Ltd. is 15 Blue Street, North Sydney, New South Wales, Australia 2060.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Koppers Inc. and the co-registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2010

Koppers Inc.

By:	/s/ Steven R. Lacy
Name:	Steven R. Lacy
Title:	Senior Vice President, Administration,
General Counsel and Secretary

World-Wide Ventures Corporation

By:	/s/ Louann E. Tronsberg-Deihle
Name:	Louann E. Tronsberg-Deihle
Title:	Vice President

Koppers Concrete Products, Inc.

By:	/s/ Thomas D. Loadman
Name:	Thomas D. Loadman
Title:	President

Concrete Partners, Inc.

By:	/s/ Thomas D. Loadman
Name:	Thomas D. Loadman
Title:	President

Koppers Delaware, Inc.

By:	/s/ Brian H. McCurrie
Name:	Brian H. McCurrie
Title:	President

Koppers Australia Holding Company Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary

Koppers Australia Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary

Koppers Carbon Materials & Chemicals Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary

Koppers Shipping Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary

Koppers Wood Products Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary

Continental Carbon Australia Pty Limited

By:	/s/ Neil Gleeson
Name:	Neil Gleeson
Title:	Secretary